333 S.E. 2nd Avenue

Suite 4100

Miami, Florida 33131

September 12, 2024

Yolanda Guobadia

Office of Energy and Transportation

Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Washington, D.C. 20549-3561

Re: Flybondi Holdings plc

Draft Registration Statement on Form F-4 Submitted July 22, 2024

CIK No. 0002013602

Dear Ms. Guobadia:

On behalf of our client, Flybondi Holdings plc, a public limited company incorporated under the laws of England and Wales (the “Company”), set forth below are the Company’s responses to the comments of the Staff communicated to the Company in the Staff’s letter, dated August 21, 2024. In connection with such responses, we will be submitting confidentially, electronically via EDGAR, Amendment No. 1 (“Amendment No. 1”) to the Draft Registration Statement on Form F-4 of the Company (the “Registration Statement”). The Registration Statement, as amended by Amendment No. 1, is referred to as the “Amended Registration Statement”.

For ease of reference, each of the Staff’s comments is reproduced below in bold and is followed by the Company’s response. In addition, unless otherwise indicated, all references to page numbers in such responses are to page numbers in the Amended Registration Statement. Capitalized terms used in this letter but not otherwise defined herein have the respective meanings ascribed to them in the Amended Registration Statement.

Draft Registration Statement on Form F-4 submitted July 22, 2024

Cover Page

1.
Please revise your cover page to identify Flybondi Limited, the target company, as a co- registrant. Refer to General Instruction I.1 of Form F-4.

In response to the Staff’s comment, the Company has revised the Amended Registration Statement to identify Flybondi Limited and Integral Acquisition Corp. 1 as co-registrants.

September 12, 2024

2.
Please revise to clearly disclose that Pangaea will be the controlling shareholder of FB Parent following the closing of the business combination. Clarify here and elsewhere that Mr. Yu, Flybondi and FB Parent's Chairman, has voting and investment discretion with respect to the ordinary shares held by Pangaea. Disclose Pangaea's total percentage of voting power here and cross reference to your risk factor at page 80 that FB Parent will be a “controlled company” within the meaning of the Nasdaq listing rules.

In response to the Staff’s comment, the Company has revised the Amended Registration Statement to disclose this information on the cover page.

3.
We note your disclosure at page 7 indicating that, pursuant to a letter agreement, the Initial Stockholders and Integral’s directors and officers have agreed to vote all of their shares of Integral Common Stock in favor of the Business Combination Proposal, and that, because such parties beneficially own an aggregate of approximately 69.35% of the issued and outstanding shares of Integral Common Stock, Integral does not expect to need any of the Public Shares to be voted in favor of any of the proposals set forth in this proxy statement/prospectus for such proposals to be approved. Please similarly revise your cover page to state this explicitly.

In response to the Staff’s comment, the Company has revised the Amended Registration Statement to disclose this information on the cover page.

4.
Please revise your cover page and in your proxy statement/prospectus summary to provide all of the disclosure required by Item 1604(a) and (b) of Regulation S-K. For example, in terms of compensation and conflict of interest disclosures:
•
Under Item 1604(a)(3), on your cover page provide a statement of amounts of compensation received or to be received by the SPAC sponsor, affiliates and any promoter, including the founder shares and the the price paid for such shares, and a statement whether this compensation and securities issuance may result in a material dilution of the equity interests of non-redeeming shareholders, and provide a cross reference to the location of related disclosure.
o
In your prospectus summary, under Item 1604(b)(4), provide the required tabular disclosure, including outside the table a brief description of the extent to which that compensation and securities issuance has resulted or may result in a material dilution of the equity interests of non-redeeming shareholders.
•
Under 1604(a)(4), on your cover page revise to state whether, in connection with the de-SPAC transaction, there may be any actual or potential material conflict of interest, including for the scenarios referenced, and the various parties one the one hand, and on the other hand unaffiliated security holders of the SPAC, and cross reference to the location of related disclosure.
o
In your prospectus summary, under Item 1604(b)(3), revise to include a brief description of any actual or potential material conflict of interest between (i) the SPAC sponsor, SPAC officers, SPAC directors, SPAC affiliates or promoters, target company officers, or target company directors; and (ii) unaffiliated security holders of the SPAC.

September 12, 2024

In response to the Staff’s comment, the Company has revised the Amended Registration Statement to disclose this information.

5.
Please revise the cover page to disclose that you have received a fairness opinion. Refer to Item 1604(a)(1).

In response to the Staff’s comment, the Company has revised the Amended Registration Statement to disclose this information on the cover page.

6.
We note your disclosure on the cover page that Integral will merge with and into Merge Sub with Integral continuing as the surviving company. However, elsewhere in the prospectus, including at page 1, you state that the Merger Sub will continue as the surviving entity. Please reconcile.

In response to the Staff’s comment, the Company has revised the Amended Registration Statement to correct a typographical error and clarify that Integral shall continue as the surviving company following the Merger.

Summary of the Proxy Statement/Prospectus, page 16

7.
Revise the filing to provide the dilution disclosures required by Item 1604(c) of Regulation S-K.

In response to the Staff’s comment, the Company has revised the Amended Registration Statement on the cover page and pages 5, 12, 28, 29, 42, 43, 100 and 101 of the Amended Registration Statement.

The Business Combination Agreement Structure of the Business Combination, page 18

8.
Please revise your diagrams to disclose the ownership percentages held by the applicable stockholder and shareholder groups, and clarify which shareholders comprise your group labeled "Other Shareholders." For instance, disclose whether such group includes the Joining Sellers as defined and referred to elsewhere in your filing.

In response to the Staff’s comment, the Company has revised the Amended Registration Statement on pages 21 and 140 of the Amended Registration Statement.

Lock-Up Agreement, page 21

9.
Please revise to describe the exceptions to the restrictions in the Lock-Up Agreement, as well as any terms that would result in an earlier expiration. Refer to Item 1603(a)(9) of Regulation S-K.

In response to the Staff’s comment, the Company has revised the Amended Registration Statement on page 25 of the Amended Registration Statement.

Adjusted EBITDA, page 36

10.
We note that you are adjusting for aircraft right-of-use asset depreciation to arrive at Adjusted EBITDA. In this regard, we note that you made an adjustment totaling $66 million related to aircraft right-of-use depreciation for the fiscal year ended December 31, 2023. We also note from your statement of cash flows that you paid approximately $11 million in principal and interest payments in fiscal 2023 related to your lease liabilities.

September 12, 2024

Explain to us and disclose the reasons for the disparities between the aircraft right of use depreciation and the settlement of the lease liabilities.

Revise your disclosure to describe and quantify what this measure excludes, such as the cost of the capital commitments and lease obligations associated with the use of your airplanes.

In response to the Staff’s comment, the Company respectfully advises the Staff that the disparity between the aircraft right of use depreciation and the settlement of the lease liabilities relates to the way Flybondi accounts for scheduled heavy maintenance costs. As indicated in Note 2.20 to Flybondi’s financial statements as of and for the year ended December 31, 2023, the estimated costs for scheduled heavy maintenance of leased aircraft are capitalized as a component of the right of use of assets and subsequently depreciated. Therefore, the depreciation of the right of use asset includes a “maintenance asset” component amounting to $53.6 million and a “lease aircraft asset” component amounting to $12.6 million. The Company has revised the disclosure on pages 41 and 213 to describe and quantify these two components which equate to the total right of use asset depreciation.

Risk Factors

Risks Related to Integral and the Business Combination

Shareholders of Flybondi who are not Signing Shareholders may choose not to become Joining Shareholders..., page 69

11.
You disclose that Shareholders of Flybondi who are not Signing Shareholders may choose not to become Joining Shareholders, which would result in FB Parent owning less than 100% of the outstanding shares of Flybondi after the Business Combination. Please disclose the percentage of Flybondi shareholders that have not currently chosen to become Signing Shareholders and/or Joining shareholders which could become minority holders after the business combination.

In response to the Staff’s comment, the Company has revised the Amended Registration Statement on page 73 of the Amended Registration Statement.

The Companies Act requires that a shareholder of a company who brings a derivative claim or seeks to continue a claim as a derivative claim, page 71

12.
We note your disclosure that the Companies Act requires that a shareholder of a company who brings a derivative claim or seeks to continue a claim as a derivative claim must apply to the courts of England and Wales for permission to continue the claim. Please disclose whether and how this applies to actions arising under the Securities Act or Exchange Act. In this regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder.

In response to the Staff’s comment, the Company respectfully advises the Staff that the Company’s post-closing articles of incorporation will contain an exclusive forum provision

September 12, 2024

establishing exclusive federal jurisdiction over all suits brought under the Exchange Act and exclusive federal and state court jurisdiction for all suits brought under the Securities Act. The Company has revised the disclosure on pages 76 and 77 of the Amended Registration Statement accordingly.

As a foreign private issuer, FB Parent will be exempt from a number of U.S. securities laws and rules..., page 82

13.
Please revise your risk factor disclosure to identify any exemptions and scaled disclosures which overlap with those available to you as both a foreign private issuer and an emerging growth company, and to clarify that the described exemptions and scaled disclosures as a result of your status as a foreign private issuer will be available to you even if you no longer qualify as an emerging growth company.

In response to the Staff’s comment, the Company has revised the Amended Registration Statement on pages 88 and 89 of the Amended Registration Statement.

Risks Related to FB Parent and Its Securities Following the Business Combination

The exercise of registration rights may adversely affect the market price of FB Parent's securities, page 82

14.
Please revise to quantify the number of FB Parent securities subject to registration rights pursuant to the Registration Rights Agreement.

In response to the Staff’s comment, the Company has revised the Amended Registration Statement on page 88 of the Amended Registration Statement.

Unaudited Pro Forma Condensed Combined Financial Information

Unaudited Pro Forma Condensed Combined Statement of Financial Position as of December 31, 2023, page 89

15.
Please disclose the number of FB Parent ordinary shares that will be authorized and outstanding on a pro forma basis under both scenarios.

In response to the Staff’s comment, the Company has revised the Amended Registration Statement on page 97 of the Amended Registration Statement to disclose the number of FB Parent Ordinary Shares that would be issued and outstanding on a pro forma basis under both scenarios. Under the Companies Act in the United Kingdom, companies do not have an authorized share capital concept similar to that seen in U.S. incorporated companies.

Unaudited Pro Forma Condensed Combined Statement of Operations for the Year Ended December 31, 2023

Adjustments to Unaudited Pro Forma Condensed Combined Statement of Operations for the Year Ended December 31, 2023, page 95

16.
Please revise pro forma adjustments (B), (C), and (D), as applicable, to disclose whether such expenses will not recur beyond 12 months after the transaction. Refer to Article 11- 02(a)(11)(i) of Regulation S-X.

In response to the Staff’s comment, the Company has revised the Amended Registration Statement on page 103 of the Amended Registration Statement to disclose that such expenses in pro forma adjustments (B), (C) and (D) are not expected to recur beyond 12 months after the closing of the Business Combination.

September 12, 2024

The Business Combination

Background of the Business Combination, page 103

17.
On September 15, 2023 you disclose that at a meeting of Integral, ESG, Flybondi, Cartesian and GT the transaction structure was discussed, and that the participants ultimately agreed to pursue a ‘double dummy’ structure as presented in the Business Combination Agreement. Please revise to disclose how this "double dummy" structure was determined and any negotiation of this structure.

In response to the Staff’s comment, the Company has revised the Amended Registration Statement on page 117 of the Amended Registration Statement.

18.
Please revise to clarify how the valuation of Flybondi was determined and what methods Integral and Flybondi used to form and ultimately agree upon a valuation. In this regard we note you disclose that Flybondi's initial July 18, 2023 term sheet proposed an equity valuation of $350 million, Integral's August 6, 2023 term sheet countered with an enterprise valuation of Flybondi of $300 million on a no-debt basis, and the parties ultimately agreed upon an equity valuation of $300 million. Additionally, please explain the materials provided by Flybondi at an August 14, 2023 meeting which you disclose were provided in support of a $300 million equity valuation. Also, discuss why an equity valuation over an enterprise valuation on a no-debt basis was ultimately agreed upon.

In response to the Staff’s comment, the Company has revised its disclosure on pages 115 and 116 of the Amended Registration Statement to clarify that the parties negotiated and ultimately agreed upon a valuation based, in part, on implied valuations of other low-cost airlines. In addition, the Company respectfully advises the Staff that at the August 14, 2023, meeting, Flybondi presented to Messrs. Klix and Matlock information that could be useful regarding the implied valuation of other low-cost carriers on multiple dimensions including price-earnings (P/E) and EV/EBITDAR, as well as information regarding the treatment of leased aircraft (if and how such leases are recognized on the airlines’ balance sheets). On this basis, Flybondi took a firm position that an equity value of $300 million represented an attractive discount to such carriers, more than compensating for the meaningful political and economic risk facing an airline operating in Argentina and that a lower valuation would not be acceptable. In addition, the parties discussed the accounting treatments of leased aircraft, particularly in the context of Flybondi’s fleet. The parties agreed to use an equity value, rather than an enterprise value, because the parties believed that the shareholders of publicly traded companies are more focused on equity value (i.e., market capitalization) than enterprise value (i.e., market capitalization plus net debt) for valuation purposes.

19.
We note your disclosure that participants in the July 26, 2023, and July 31, 2023, meetings contemplated the possibility of a business combination with a different company. Please discuss how that discussion arose and why such possibility was rejected.

In response to the Staff’s comment, the Company has revised the Amended Registration Statement on pages 114 and 115 of the Amended Registration Statement.

20.
Revise to provide greater detail surrounding the negotiation of the Sponsor Support Agreement, in particular the provision providing for the transfer of 500,000 Founder Shares and 1,650,000 Private Warrants from Integral’s Sponsor to Flybondi at the Closing. You disclose the August 6, 2023 initial LOI with a term sheet from Integral

September 12, 2024

which contained such transfers, but have no discussions thereafter. Discuss proposals and counter-proposals made during the course of the negotiations and, to the extent certain terms were deemed not subject to negotiation, disclose this fact.

In response to the Staff’s comment, the Company has revised the Amended Registration Statement on pages 114, 115 and 116 of the Amended Registration Statement to discuss the negotiations regarding the transfer of the Founder Shares and Private Warrants. In addition, the Company respectfully advises the Staff that Flybondi’s initial proposal included cancellation of all Private Warrants and a majority of the Founder Shares. Integral’s Sponsor argued that certain securities should not be cancelled in order to provide the working capital financing needed to complete the merger. Ultimately, the parties compromised and agreed to the transfers noted above.

21.
In your August 14, 2023 meeting, you disclose that Flybondi provided a sensitivity analysis on their 2024 projections. Discuss the parameters of a sensitivity analysis that Flybondi provided for its 2024 projections at this same meeting. If the Integral board relied on such sensitivity analysis, please explain your consideration of disclosing such sensitivity analysis for Flybondi's 2024 projections.

In response to the Staff’s comment, the Company respectfully advises the Staff that at the August 14, 2023, meeting, Flybondi presented a downside sensitivity analysis to Messrs. Klix and Matlock showing the impact on lease liabilities based on changes in Flybondi’s fleet size and the corresponding impact on Flybondi’s projected 2024 EBITDAR, without altering any other material assumptions that might change based on a change in fleet size such as, for example, utilization rates and revenue per passenger. The Company has revised the disclosure on page 115 of the Amended Registration Statement to provide more detail regarding the sensitivity analysis. The Company respectfully advises the Staff that, while the Integral Board received the sensitivity analysis from Integral management, it does not believe that such information was material or would be helpful to investors to disclose in the Amended Registration Statement given the simplistic nature of the sensitivity analysis, which did not alter any other material assumptions when changing fleet size. As a result, including such figures may be misleading to investors given that the sensitivity analysis did not consider the factors and assumptions embedded in the unaudited prospective financial information included elsewhere in the Amended Registration Statement.

22.
Please revise your disclosure to discuss Flybondi's reasons for engaging in the business combination. Refer to Item 1605(b)(3) of Regulation S-K.

In response to the Staff’s comment, the Company has revised the disclosure on pages 124 and 125 of the Amended Registration Statement.

September 12, 2024

Transaction Timeline, page 105

23.
We note your disclosure that, on July 14, 2023, representatives of Flybondi distributed initial due diligence files to the Integral team for review, which files included, among other things, initial financial projections for 2023 and 2024 for Flybondi. Please clarify whether these initial projections differed from the unaudited prospective financial information of Flybondi for the years ended December 31, 2023 and 2024 which Flybondi management prepared and provided to Marshall & Stevens.

In response to the Staff’s comment, the Company has revised the disclosure on page 116 of the Amended Registration Statement to clarify that the 2023 and 2024 budget projections provided by Flybondi to Integral management in August 2023 were the same as the unaudited prospective financial information of Flybondi for the years ended December 31, 2023 and 2024 received by Marshall & Stevens. As noted in the Amended Registration Statement, the unaudited prospective financial information provided in August 2023 was substantially the same as the unaudited prospective financial information initially provided in July 2023 except that EBITDAR for 2023 was approximately $3.9 million higher due to lower labor costs for 2023 after correcting the average number of employees, which was previously outdated.

Integral Board's Reasons for the Approval of the Business Combination, page 111

24.
Revise your disclosure to state whether or not the business combination is structured so that approval of at least a majority of Integral's unaffiliated security holders is required. Refer to Item 1606(c) of Regulation S-K.

In response to the Staff’s comment, the Company has revised the disclosure on page 122 of the Amended Registration Statement.

25.
Revise your disclosure to state whether or not a majority of Integral's directors who are not employees of Integral has retained an unaffiliated representative to act solely on behalf of unaffiliated security holders for purposes of negotiating the terms of the business combination and/or preparing a report concerning the approval of the business combination. Refer to Item 1606(d) or Regulation S-K.

In response to the Staff’s comment, the Company has revised the disclosure on page 123 of the Amended Registration Statement.

Certain Unaudited Projected Financial Information, page 113

26.
We note your disclosure here that FB Parent has included unaudited prospective financial information of Flybondi for the years ended December 31, 2023 and 2024 (the “unaudited prospective financial information”) "in the table below." However, we could not locate such table. If your reference is to the tables beginning at page 119, which contain embedded prospective financial information considered by Marshall & Stevens in the preparation of the fairness opinion, please make that clear, and confirm that such projected information reflects the entirety of the unaudited prospective financial information prepared by Flybondi and provided to the Integral Board and Marshall & Stevens. If the information in the tables does not reflect the entirety of the unaudited prospective financial information prepared by Flybondi and provided to the Integral Board and Marshall & Stevens, please revise to disclose those projections in their entirety. Also, revise to disclose the 2025 projections prepared by

September 12, 2024

Marshall & Stevens and used in the discounted cash flow analysis. Refer to Item 1015(b)(6) of Regulation M-A.

In response to the Staff’s comment, the Company has corrected the previous typographical error and correctly included the unaudited prospective financial information directly below the relevant disclosure on pages 125, 126 and 127 of the Amended Registration Statement.

In the Amended Registration Statement, the Company has included a table that discloses Flybondi’s 2023 budget and 2024 budget forecast for (x) the following consolidated financial summary items: total revenue, net revenue, total operating costs, operating income, EBITDA, and EBITDAR, (y) the following cash flow data: sales receivables, maintenance reserve receivables, inventories, VAT receivables, trade payables, unearned revenue, employee liability, income tax, capital expenditures, security deposit and financial and (z) depreciation maintenance reserve and depreciation, each of which were provided to Integral management, who in turn shared such information with the Integral Board and Marshall & Stevens.

As part of the foregoing, Flybondi provided certain data underlying the unaudited prospective financial information to Integral management that, in turn, was shared with the Integral Board. The Company believes that the unaudited prospective financial information currently disclosed in the Amended Registration Statement reflects all material prospective financial metrics received by the Integral Board and Marshall & Stevens. Accordingly, the Company believes the disclosed unaudited prospective financial information appropriately summarizes the material prospective financial information received by Integral in a way that is most comprehensible and most useful to potential investors.

Furthermore, the Company respectfully notes that neither Flybondi nor Integral materially participated in Marshall & Stevens’ analysis and that any 2025 projections of Marshall & Stevens were prepared independently by Marshall & Stevens. In this regard, the Company has revised the disclosure on page 130 of the Amended Registration Statement to note that the discussions between Flybondi and Marshall & Stevens were with respect to the 2023 and 2024 budget projections and did not relate to 2025. Moreover, Flybondi has not reviewed or seen, and does not have access to, Marshall & Stevens’s analysis, including any 2025 projections prepared by Marshall & Stevens. Furthermore, if Flybondi were to have prepared any 2025 projections, such projections would have been different because, to the Company’s knowledge, Marshall & Stevens, in preparing the 2025 projections, assumed that the 2024 budget was met and held other assumptions constant. As a result, the inclusion of the Marshall & Stevens 2025 projection figures in the Amended Registration Statement would require accompanying disclosures qualifying such projections and stating that neither Flybondi nor Integral were involved with their preparation or review and disclaiming responsibility for such disclosure in the Company’s filing, that Flybondi has not prepared 2025 projections (but if it did, such figures would have been different), and that such projections should not be relied upon in any form. As a result, the Company respectfully notes to the Staff that, for the foregoing reasons, it does not believe the disclosure of the Marshall & Stevens’ 2025 projections is warranted, and, in fact, could be misleading to investors.

September 12, 2024

27.
Please disclose all material bases of the Flybondi projections and all material assumptions underlying its projections, and any material factors that may affect such assumptions. See Item 1609(b) of Regulation S-K.

In response to the Staff’s comment, the Company has revised the disclosure on page 125 of the Amended Registration Statement.

28.
Disclose whether or not Flybondi has affirmed to Integral that its projections reflect the view of Flybondi's management or board of directors (or similar governing body) about its future performance as of the most recent practicable date prior to the date of the proxy statement/prospectus. If the projections no longer reflect the views of Flybondi's management or board of directors (or similar governing body) regarding its future performance as of the most recent practicable date prior to the date of the proxy statement/prospectus, clearly state the purpose of disclosing the projections and the reasons for any continued reliance by the management or board of directors (or similar governing body) on the projections. For example, we note that Flybondi's "Projected 12/31/2023 revenue" disclosed on page 120 appears higher than that in its audited financial statements for that same period included in this filing, which discloses $212,939,579 in revenue, or about 41% lower than the projection for this period disclosed on page 120. Refer to Item 1609(c) of Regulation S-K.

In response to the Staff’s comment, the Company has revised the disclosure on pages 125 and 126 of the Amended Registration Statement. The Company respectfully advises the Staff that the unaudited prospective financial information was developed by Flybondi management in August 2023. Since August 2023, there have been many intervening events, which have had a material impact on Flybondi’s financial condition and results of operations, including, but not limited to, a steep devaluation of the Argentine peso of more than 60% since August 2023 until September 2024 (which meaningfully impacts the calculation and reporting of financial information in U.S. dollars), limited access to U.S. dollars (limiting Flybondi’s ability to increase its aircraft fleet) and an introduction by the government of new taxes on foreign payments. As a result, if such unaudited prospective financial information was prepared today, such projections would differ from those received in August 2023 by the Integral Board. Additionally, the unaudited prospective financial information did not take into account certain accounting principles in accordance with IFRS Accounting Standards, which leads to differences between the unaudited prospective financial information and audited financial information related mainly to the methodology for converting financial information from Argentine peso to U.S. dollar. In particular, the unaudited prospective financial information assumed that revenues and expenses in ARS were converted into USD monthly (using exchange rates prevailing at the end of each month), while in the 2023 audited financial statements and under IFRS, revenues and expenses were measured in ARS (adjusted for inflation through year-end) and converted into USD at the year-end exchange rate. As a result, the budget forecasts for 2023 and 2024 no longer present the views of Flybondi management for the foregoing reasons, and the Company has revised the Amended Registration Statement accordingly.

September 12, 2024

The Business Combination

Certain Unaudited Projected Financial Information Financial Projections

Discounted Cash Flow Analysis, page 116

29.
We note your disclosure in Note 3 on page F-59 that you utilized a discounted cash flow model to perform the impairment assessment of your non-financial assets. Please tell us how the underlying assumptions utilized in the discounted cash flow impairment assessment compare to the model used for projections. For example, we note that you utilized a discount date of 16.5% in your impairment model though a 22.5% weighted average cost of capital was used in Marshall & Stevens’ discounted cash flow analysis. Explain to us the disparities between the discount rates, and how management determined the 16.5% discount rate used in the fiscal 2023 impairment assessment.

In response to the Staff’s comment, the Company advises the Staff that the discounted cash flow model and related discount rate used by Marshall & Stevens, and Flybondi's discounted cash flow model and related discount rate used for the impairment assessment of non-financial assets, are not directly comparable. While the two models may appear similar, the value of the underlying assumptions is significantly different in part because the models were prepared at different times during the year 2023 with significantly different contexts and for different purposes.

Marshall & Stevens was engaged by Integral in September 2023 to prepare and deliver a fairness opinion regarding the Business Combination for the purpose of Integral’s internal approval process of the transaction. The valuation of Flybondi was prepared during the third quarter of 2023 using a discounted cash flow model based on various assumptions and financial budget projections provided by Flybondi to Integral management. Those assumptions and projections considered macroeconomic, operational and commercial assumptions valid as of the date of the projections. The macroeconomic context as of the date of the projections showed higher volatility due to political and economic instability and uncertainty. The assumptions considered in Marshall & Stevens’ model included a moderate devaluation of the official exchange rate, higher inflation and elevated country risk, although some moderate growth in the commercial airline market, which translated into expected increases in fleet, markets and routes. The economic uncertainty and political risk were reflected in the discount rate of 22.5%.

Flybondi’s impairment assessment of non-financial assets was made as of December 31, 2023. In the run-off election on November 19, 2023, Argentineans elected Javier Milei, as the country’s new president. Mr. Milei’s economic policies are radically opposed to those of the previous administration. The introduction of the new government helped stabilize the prospects of the Argentinean economy which transpired in a significant reduction in country risk, inflation prospects and higher value for corporate and government bonds. However, a significant devaluation of the Argentine currency took place immediately after taking office, which affected the growth prospects of the airline market. The stabilization of the Argentine economy prospects was reflected in the discount rate of 16.5%.

September 12, 2024

The Company also advises the Staff that the discount rate of 16.5% used in the impairment assessment test as of December 31, 2023 was determined using the standard formula for the weighted average cost of capital, which is dependent on various significant assumptions, as further described in the table below.

Assumptions	Description
Risk-Free Rate (Rf)	Flybondi estimated a yield curve of 4% based on the yield of 10-year U.S. Treasury bonds.
Country Risk Premium (Rp)	Flybondi used a long-term normalized country risk rate of 11% based on local corporate bonds yield curve, compared to US corporate bonds yield curve.
Beta (β u; β l)	Flybondi used average Betas of 0.95 (unlevered) and 1.33 (levered) based on comparable companies.
Equity Market Risk Premium (Rm - Rf)	Flybondi used a market risk premium of 5.5% based on specialized consulting firms' public information.
Industry Yield (Y)	Flybondi estimated a yield curve (yield) of 11.69% based on Argentinean corporate bonds for a duration that matches the asset/liability whose cash flows will be discounted.
Capital Structure

Flybondi considered an average capital structure of 38.72% debt and 61.28% equity based on comparable companies within the airline industry. An average of five years is estimated, with quarterly/semi-annual observations, as appropriate.

Income Tax	Flybondi used an income tax rate of 37.79% which corresponds to the applicable rate in Argentina, including the effect of the dividend tax rate, weighted by the equity structure.

Guideline Public Company Analysis, page 117

30.
You disclose on page 120 that Marshall & Stevens subtracted an estimated increase in lease liabilities of $15,766,000 from the above indicated enterprise values. Please explain what this increase in lease liabilities is referring to and explain if a projection provided by Flybondi and an increase over what projected years.

In response to the Staff’s comment, the Company respectfully advises the Staff that the present value of lease liabilities at December 31, 2022 is disclosed in Flybondi’s audited financial statements for fiscal year ended December 31, 2022. As the number of leased aircraft increased between December 31, 2022 and September 30, 2023, Marshall & Stevens calculated the present value of future lease liabilities based upon information provided by Flybondi’s management regarding the projected additional aircraft brought to the fleet in 2023 and associated lease liabilities.

September 12, 2024

Opinion of Integral's Fairness Opinion Provider Discounted Cash Flow Analysis, page 117

31.
Please disclose Flybondi's unlevered free cash flow or other projected cash flow metric provided to and relied upon by Marshall & Stevens in this analysis. In terms of other inputs and assumptions used in Marshall & Stevens’ discounted cash flow method disclosed on page 117, please quantify any projections provided by Flybondi management, such as capital expenditures for 2023 and 2024, depreciation of maintenance reserve and PP&E for projected years 2023 and 2024, and working capital requirements.

In response to the Staff’s comment, the Company has revised the disclosure on pages 125, 126, 127 and 128 of the Amended Registration Statement.

Satisfaction of 80% Test, page 121

32.
You disclose in reaching its conclusion that the Business Combination meets the 80% asset test, the Integral Board considered "an enterprise value" of Flybondi of approximately $300 million. Please clarify if you based this off of an enterprise valuation of Flybondi or an equity value. In this regard, we note that from the Background of the Merger section, the agreed upon evaluation of Flybondi was a $300 million equity value.

In response to the Staff’s comment, the Company has revised the disclosure on page 134 of the Amended Registration Statement.

Certain Engagements in Connection with the Business Combination and Related Transactions, page 123

33.
We note your disclosure that, on August 28, 2023, the underwriters of the IPO waived any right to receive their deferred underwriting commission and will therefore receive no additional underwriting commissions in connection with the closing of the Flybondi Business Combination. Similarly, on November 9, 2023, Integral's financial advisor, J.V.B. Financial Group, LLC, entered into a letter agreement with Integral, waiving certain additional funds due to J.V.B. upon the completion of the initial Business Combination. Please expand your disclosure with respect to these waivers to discuss whether there were any disagreements or objections made to the disclosure in the filing(s). Also, address the material impact, if any, of agreement provisions that survive the fee waiver, such as indemnification, contribution, rights of first refusal or lockups, and include risk factor disclosure regarding same. Please tell us, with a view to disclosure, whether you have received notice, or any other indication, from or any other firm engaged in connection with your initial public offering that it will cease involvement in your transaction and how that may impact your deal or the deferred underwriting compensation owed for the SPAC’s initial public offering.

In response to the Staff’s comment, the Company has revised the disclosure on pages 74, 75 and 136 of the Amended Registration Statement.

September 12, 2024

Certain Agreements Related to the Business Combination Sponsor Support Agreement, page 133

34.
We note your disclosure that, pursuant to the Sponsor Support Agreement, the Sponsor has agreed to not redeem any shares of Integral common stock held by it in connection with the Proposed Business Combination and waive its Redemption Rights. Please disclose whether consideration (in cash or in other form of value) was provided in exchange for the agreement by the parties to waive redemption rights. Refer to Items 1603(a)(8) and 1605(d) of Regulation S-K.

In response to the Staff’s comment, the Company has revised the disclosure on page 146 of the Amended Registration Statement.

Material U.S. Federal Income Tax Considerations, page 135

35.
Please expand your discussion to address the federal income tax consequences of the Business Combination to Flybondi and its respective shareholders. Refer to Item 1605(b)(6) of Regulation S-K.

In response to the Staff’s comment, the Company has revised the disclosure on pages 156 and 157 of the Amended Registration Statement.

Tax Consequences of the Business Combination Under Section 367(a) of the Code, page 137

36.
In terms of the application of Section 367(a) of the Code to a U.S. Holder exchanging Integral Common Stock for FB Parent Ordinary Shares, you disclose that a U.S. person is required to recognize any gain (but not loss) realized on such exchange unless certain additional requirements are satisfied. In terms of the additional requirements, you further disclose that Section 1.367(a)-3(c)(3) must be satisfied and that Conditions (i), (ii), and (iii) are expected to be met, and, as a result, the Business Combination is expected to satisfy the applicable requirements under Section 367(a) of the Code on account of such conditions. Accordingly, you disclose that it is intended that the Business Combination does not result in gain recognition by a U.S. Holder exchanging Integral Common Stock for FB Parent Ordinary Shares so long as the U.S. Holder is not a “five-percent transferee shareholder." Considering that this appears a material tax consequence for U.S. Holders of Integral common stock, please file and disclose your tax counsel's opinion on this material tax matter. If whether the requirements described above are met will depend on facts existing at the effective time, your counsel may issue a “should” or “more likely than not” opinion to make clear that the opinion is subject to a degree of uncertainty. Please also provide risk factor and/or other appropriate disclosure setting forth the risks of uncertain tax treatment to investors. See Item 601(b)(8) of Regulation S-K and refer also to Section III of Staff Legal Bulletin No. 19.

In response to the Staff’s comment, the Company has revised the disclosure on pages 89, 150 and 151 of the Amended Registration Statement. The Company respectfully advises the Staff that it will include the tax opinion of Ellenoff Grossman & Schole LLP in a subsequent of amendment to the Amended Registration Statement.

September 12, 2024

Information About Intergral

Directors and Executive Officers, page 160

37.
We note your disclosure regarding the entities to which Integral's executive officers and directors currently have fiduciary duties, contractual obligations or other material management relationships. Please revise to briefly describe the fiduciary duties of Integral's officer and directors to other entities to which they have fiduciary duties. Refer to Item 1603(c) of Regulation S-K.

In response to the Staff’s comment, the Company has revised the disclosure on pages 123 and 124 of the Amended Registration Statement.

Forward Purchase Agreements, page 170

38.
We note your disclosure that, on December 8, 2023, and December 12, 2023, Integral and each of Carnegie Park and Crescent Park entered into agreements to mutually terminate and cancel the Forward Purchase Agreements. Please revise to discuss the reasons for such terminations. Provide a similar discussion of the negotiations surrounding the terminations in your Background of the Business Combination section.

In response to the Staff’s comment, the Company has revised the disclosure on pages 112, 120, 185 and 187 of the Amended Registration Statement.

FB Parent Warrants, page 227

39.
We note your disclosure that any action, proceeding or claim against you arising out of or relating in any way to the Warrant Agreement will be brought and enforced in the courts of the State of New York or the United States District Court for the Southern District of New York, and that you irrevocably submit to such jurisdiction, which jurisdiction will be the exclusive forum for any such action, proceeding or claim. We further note disclosure that this provision applies to claims under the Securities Act but does not apply to claims under the Exchange Act or any claim for which the federal district courts of the United States of America are the sole and exclusive forum. Please add a risk factor that describes any risks or other impacts to investors and address any uncertainty about enforceability. If the provision applies to Securities Act claims, please also state that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. If the provision does not apply to actions arising under the Exchange Act, please ensure that the exclusive forum provision in the Warrant Agreement states this clearly.

In response to the Staff’s comment, the Company has revised the disclosure on pages 84 and 85 of the Amended Registration Statement to include an appropriate risk factor. In addition, the Company respectfully advises the Staff that the exclusive forum provision in the Warrant Agreement shall explicitly state that the provision does not apply to actions arising under the Exchange Act.

Comparison of Corporate Governance and Rights of Holders of Shares, page 228

40.
We note your existing disclosure providing a comparison of the material differences between the rights and powers of the holders of shares of Integral Common Stock under Delaware law, including the DGCL, the Integral Charter and the Integral

September 12, 2024

Bylaws, and the rights and powers that former holders of shares of Integral Common Stock will have as holders of FB Parent Ordinary Shares under the Companies Act and the FB Parent Articles effective following the Closing. Please expand your disclosure to explain any material differences in the rights of Flybondi security holders as compared with security holders of the combined company as a result of the business combination. Refer to Item 1605(b)(4) of Regulation S-K.

In response to the Staff’s comment, the Company has revised the disclosure on pages 243-260 of the Amended Registration Statement.

Index to Financial Statements, page F-1

41.
Revise the filing to include the audited financial statements for Flybondi Holdings, plc as of a date within 135 days of the filing. You may omit a statement of comprehensive income for the registrant if income and expense incurred by the registrant through the balance sheet date are nominal and any activity is summarized in an audited note.

In response to the Staff’s comment, the Company has revised the Amended Registration Statement to include such audited financial statements of the Company.

General

42.
We note that the SPAC's sponsor is Integral Sponsor LLC, a Delaware limited liability company. Please revise to describe the general character of the SPAC sponsor's business. Refer to Item 1603(a)(2) of Regulation S-K.

In response to the Staff’s comment, the Company has revised the disclosure on pages 4 and 168 of the Amended Registration Statement.

43.
Please revise to describe the prior SPAC experience of the SPAC sponsor, its affiliates, and any promoters. Refer to Item 1603(a)(3) of Regulation S-K.

In response to the Staff’s comment, the Company has revised the disclosure on page 123 of the Amended Registration Statement.

44.
Please describe the material roles and responsibilities of the SPAC sponsor, its affiliates, and any promoters in directing and managing the SPAC's activities. Refer to Item 1603(a)(4) of Regulation S-K.

In response to the Staff’s comment, the Company has revised the disclosure on pages 4 and 168 of the Amended Registration Statement.

45.
With a view toward disclosure, please tell us whether the SPAC sponsor is, is controlled by, has any members who are, or has substantial ties with, a non-U.S. person. Please also tell us whether anyone or any entity associated with or otherwise involved in the transaction, is, is controlled by, has any members who are, or has substantial ties with, a non-U.S. person. Also revise your filing to include risk factor disclosure that addresses how this fact could impact your ability to complete your initial business combination. For instance, discuss the risk to investors that you may not be able to complete an initial business combination should the transaction be subject to review by a U.S. government entity, such as the Committee on Foreign Investment in the United States (CFIUS), or ultimately prohibited. Further, disclose that the time necessary for government review of the transaction or a decision to prohibit the transaction could prevent you from completing an initial business

September 12, 2024

combination and require the SPAC to liquidate. Disclose the consequences of liquidation to SPAC investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless.

In response to the Staff’s comment, the Company has revised the disclosure on pages 91 and 92 of the Amended Registration Statement.

46.
In the locations in your filing where you cite generally to data sourced from the ANAC please revise to provide more complete citations for these disclosures, including the date(s) of any report(s) or article(s).

In response to the Staff, the Company has revised the Amended Registration Statement accordingly.

47.
We note the fairness opinion at Annex C refers to the consideration of "Financial Projections for Flybondi for the two fiscal years ending December 31, 2024." Please clarify which years of financial projections Marshall & Stevens reviewed. For example, you disclose on page 114 that Marshall & Stevens reviewed and considered "projections for the years ending December 31, 2023 through December 31, 2024."

In response to the Staff, the Company respectfully advises the Staff that Marshall & Stevens reviewed financial projections for the fiscal years ending December 31, 2023 and December 31, 2024.

48.
Please confirm that you have described all material financing transactions that have occurred since the initial public offering of the special purpose acquisition company or will occur in connection with the consummation of the de-SPAC transaction. Refer to Item 1604(a)(2) and (b)(5) and Item 1605.

In response to the Staff’s comment, the Company respectfully confirms that all such material financing transactions are described in the Amended Registration Statement.

49.
Please revise your signatures section to include all of the signatures required by Instruction 1 to the signatures section of Form F-4.

In response to the Staff’s comment, the Company has revised the signatures section of the Amended Registration Statement accordingly.

September 12, 2024

If you have any questions or comments concerning this submission or require any additional information, please do not hesitate to call Thomas R. Martin, Esq. at 305-579-0739.

Very truly yours,

GREENBERG TRAURIG, P.A.

		By:	/s/ Thomas R. Martin, Esq.
		Name:	Thomas R. Martin, Esq.

cc:	Peter Yu
Director of Flybondi Holdings plc